Exhibit 99.1

MGC Diagnostics Corporation
350 Oak Grove Parkway
Saint Paul, MN 55127
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

MGC Diagnostics Corporation Announces
Early Repayment of Debt;

Settles Litigation with NeuroVirtual

SAINT PAUL, MN — June 14, 2016 — MGC Diagnostics Corporation (NASDAQ: MGCD), a global medical technology company, today announced that it has paid off the remaining $2.5 million balance of its five-year, $4.0 million term loan and has terminated its revolving credit facility with BMO Harris Bank. The Company also announced it has resolved pending litigation with NeuroVirtual regarding a disputed distribution agreement.

Debt Repayment and Termination of Credit Facility

The Company initiated the term loan in connection with its August 1, 2014 acquisition of Belgium-based Medisoft SA. The Company decided to pay off the loan consistent with its commitment to enhance shareholder value. Internally generated cash flow from operations allowed the Company to pay off this bank debt early. The Company also terminated its revolving credit facility with BMO Harris Bank, which the Company had not drawn upon. These actions remove all bank liens on Company assets and restrictions on uses of Company cash.

MGC Diagnostics Corporation Chief Financial Officer Wesley Winnekins commented, “We are pleased to be able to retire our bank debt ahead of schedule from internally generated cash flow from operations. This action, which is in line with our goals to strengthen our financial position and enhance shareholder value, was approved by the Board of Directors and demonstrates our confidence in our long-range plan. In the current interest rate environment, management and the Board determined that paying off this debt was an appropriate and prudent use of our working capital resources.”

NeuroVirtual Settlement

As a result of negotiations between MGC Diagnostics and NeuroVirtual, the parties agreed to settle the lawsuit for a one-time cash payment of $650,000 by MGC Diagnostics to NeuroVirtual, with each party agreeing to dismiss the lawsuit and all claims against the other party.

As part of the settlement, MGC agreed to retain the purchased NeuroVirtual sleep diagnostics inventory with NeuroVirtual continuing to support this inventory pursuant to the distribution agreement. MGC has no obligation to purchase additional NeuroVirtual sleep diagnostics products.

MGC Diagnostics Chief Executive Officer Todd Austin stated, “Although we believe that our December 2015 rescission of the distribution agreement was appropriate, we also believe that a mutually acceptable resolution of this matter allows both MGC Diagnostics and NeuroVirtual to focus on their respective core business opportunities without the expense and distraction of on-going litigation.”

In connection with the settlement, MGC will record a pre-tax charge of $670,000 for the quarter ended April 30, 2016, which includes an estimate for legal fees. This settlement will be reflected in the Company’s financial statements included in its Form 10-Q for the quarter ended April 30, 2016, to be filed with the Securities and Exchange Commission. These financial statements will revise the fiscal 2016 second quarter results the Company reported on June 1, 2016. The Company believes that the sleep diagnostic inventory it is retaining is good and salable and it has not recorded an impairment with respect to this inventory.

Mr. Austin concluded, “We are pleased with the early retirement of the term debt and the resolution of the outstanding issues with NeuroVirtual. We have strengthened our balance sheet and removed the uncertainty of on-going litigation. We continue to make great progress positioning the Company for improved operational and financial results and enhanced shareholder value.”

Cash Balance and Working Capital

After giving effect to payment of the debt of $2.5 million and the NeuroVirtual settlement, as of June 14, 2016, MGC Diagnostics Corporation had cash of $4.6 million, working capital of approximately $10.9 million and no long-term debt.

About MGC Diagnostics

MGC Diagnostics Corporation (NASDAQ: MGCD), is a global medical technology company dedicated to cardiorespiratory health solutions. The Company, through its Medical Graphics Corporation and Medisoft SA subsidiaries, develops, manufactures and markets non-invasive diagnostic systems. This portfolio of products provides solutions for disease detection, integrated care, and wellness across the spectrum of cardiorespiratory healthcare. The Company’s products are sold internationally through distributors and, in the United States, France and Belgium, primarily through a direct sales force targeting heart and lung specialists located in hospitals, university-based medical centers, medical clinics, physicians’ offices, pharmaceutical companies, medical device manufacturers, and clinical research organizations (CROs). For more information about MGC Diagnostics, visit www.mgcdiagnostics.com.

Cautionary Statement Regarding Forward Looking Statements

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, MGC Diagnostics Corporation may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans that include the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. These forward-looking statements are subject to a number of factors, risks and uncertainties, including those disclosed in our periodic filings with the SEC, that could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements. For a list of these factors, see the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements,” in the Company’s Form 10-K for the year ended October 31, 2015, and any updates in subsequent filings on Form 10-Q or Form 8-K under the Securities Exchange Act of 1934.

Contacts

Company	Investors
Wesley W. Winnekins	Joe Dorame, Robert Blum, Joe Diaz
MGC Diagnostics Corporation	Lytham Partners, LLC
Chief Financial Officer	(602) 889-9700
(651) 484-4874	mgcd@lythampartners.com

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